

Mail Stop 4561

March 20, 2009

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re:** **Disability Access Corporation**
> **Amendment No. 1 to Form 10**
> **Filed February 23, 2009**
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 4

1. We note your response to comment 1 in our letter dated January 27, 2009. Please indicate whether PTS, Inc. is still the parent company of Disability Access Corporation. If it is no longer the parent company, please disclose the nature and timing of that transaction that lead to your independence in the "Company Overview."

Business Strategy, page 5

2.   We note that you "are currently working on products for Fair Housing and other
        federal markets." Please disclose the status of these products and the steps that
        have been completed toward their implementation.

Our Products and Services, page 5

3.   In this subsection, your first paragraph discusses your current services. The
        remaining paragraphs discuss products that are not currently producing revenues.
        Please revise to expand on your disclosure of the product and service used to earn
        the revenues disclosed in this document.

4.   In this section, you describe the "new DACTrak" software, which automates the
        inspection process. Please explain if this new software is different from the
        version of DACTrak that you have been using recently, which also appears to be
        automated.

Customers, page 6

5.   Please indicate which sales methodologies you currently use to attract customers.

6.   We note your response to comment 11.   Please file your agreement with this
        client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of
        Regulation S-K. Also, please revise to discuss the material terms of your current
        relationship with the major customer. For example, we note that you have not
        discussed the duration, remedies, or exclusivity terms that govern your
        relationship with the major customer.

7.   Unless you have current commitments that would dilute the source of revenues
        attributed to the large international fast food chain client, it is not clear how you
        are able to substantiate the disclosed belief that you are not "overly dependent on
        this client." Please revise to clarify.

8.   Please revise to update the status of the "expected inclusion of ADA compliance"
        as it relates to the stimulus legislation.

Government Regulation, page 7

9.   We note your response to comment 13. Please provide us with a complete
        version of the "2002 Economic Census," which is cited in footnote 3.

Research and Development, page 7

10.   We note your response to comment 14. Please include the amount spent on
        research and development for fiscal year 2008.

Item 1A. Risk Factors, page 8

"Continuing as a Going Concern," page 9

11.   We note your response to comment 18. This subheading merely states a general fact about your business. Please revise the subheading to identify the specific harm you would incur should the risk disclosed materialize. The narrative should be revised to provide sufficient details to place the risk into context, in both magnitude and effect. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. See Item 503(c) of Regulation S-K.

"If we fail to protect our intellectual property . . . ," page 10

12.   We note your disclosure on page 7 that you have not submitted applications for various intellectual property protections. In light of this fact, please revise this risk factor to indicate the risk that is presented by not pursuing formal protection for your intellectual property, such as patent protection for your technology.

"The market price of our common stock may fluctuate . . . ," page 10

13.   We note your response to comment 20. You did not indicate in your revisions that this is a risk that is only presented if a trading market develops for your stock. Since your stock does not have a trading market, please revise to cite to the potential future risk of price fluctuation if a market develops.

Item 2. Financial Information, page 12

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

14.   We note your response to comment 21. Please explain to us the basis for your ability to rely upon the safe harbor provided by Section 27A of the Securities Act of 1933.

Current Business Plan and Plan of Operation, page 13

15.   In the context of your business plan, considering your current financial condition and the cost associated with providing periodic reports, please revise to discuss how filing this registration statement to obligate yourself to the reporting requirements of the Securities Exchange Act of 1934 is part of your business plan.

16.   We note from your parent's (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that "seek the perceived advantages of a corporation which is registered under the Securities

Exchange Act of 1934." Please explain to us how your business plan relates to those of your parent's.

17. We note your response to comment 23. Please disclose what aspect of your business you plan to introduce in China. For example, please explain if you intend to develop software to inspect compliance of disability accessibility standards required by Chinese law.

18. We have reviewed your response to comment 24. We note that you revised your disclosure but we do not believe you have fully addressed our comment. We note that you achieved technical feasibility in January 2007 but you did not capitalize any costs in 2007 presumably because the software was being internally utilized. Tell us whether you incurred any costs during 2007 and tell us how you accounted for these costs citing the appropriate accounting literature. We may have further comment.

19. We have reviewed your response to comment 26, and we reissue the comment in its entirety. You disclose that general and administrative expenses have increased due to increases and decreases in various expense categories. Please revise your disclosure to identify each of the various expense categories and provide separate discussion of increases for each item.

Item 4. Security Ownership of Certain Beneficial Owners and Managers, page 18

20. Refer to footnote 5 to your table. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Also, in some situations, other relatives may share beneficial ownership. See Securities Act Release 33-4819 (Feb. 14, 1966). Please revise the table to reflect securities held in the name of a spouse as also being beneficially owned by that selling shareholder.

21. Refer to footnote 6 to your table. Since Mr. Chin is also the beneficial owner of PTS, Inc.'s shares in your company, please revise the table to reflect that the securities held by PTS, Inc. are also beneficially owned by Mr. Chin.

22. You have not provided the beneficial ownership of your management as a group. Please refer to Item 403(b) of Regulation S-K and revise accordingly.

Item 5. Directors and Executive Officers, page 19

23. We note your response to comment 32, which indicates that Mr. Flaherty is currently self-employed. Please also revise to indicate whether Mr. Flaherty was self-employed throughout his career as a consultant.

24. We note your response to comment 33 and partially reissue the comment. Please revise to clarify how your president is compensated for serving in her role. If she is not compensated, please revise to explain why she serves in her respective position absent such compensation or significant security holdings in you. Also, please be aware that compensation disclosure, as requested by Item 402 of Regulation S-K, applies to all services provided to the registrant or its subsidiaries and compensation from all sources, including subsidiaries. As such, please confirm that Ms. Thorpe does not receive any compensation from any source for her services to you and your subsidiary, if true.

Item 6. Executive Compensation, page 21

25. We note your response to comment 34. Your response did not address the issue raised and therefore, we reissue the comment in its entirety. Please provide a narrative description of the stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

Certain Relationships and Related Transactions, page 22

26. We note your response to comment 37. Please explain to us how your response complies with Item 407(a) of Regulation S-K.

27. Please confirm that there were no transactions in your last two fiscal years that are described in Item 404(d) of Regulation S-K.

Item 9. Market Price of and Dividends on Our Common Equity and Related Shareholder Matters, page 22

28. We note your response to comment 38.   Please revise your disclosure to clarify that the "Grey Market" is not associated with Pink Sheets, but rather is considered an "other over-the-counter" market, which does not constitute an established public trading market. Please also disclose that your stock remains discontinued from quotations by Pink Sheets.

29. We note the revised disclosure that Power Save Energy Corporation was a "hijacked corporation." Please revise to elaborate on the back ground that lead to the suspension because it is unclear how the corporation was hijacked when it was merged and changed names by 2006, at the latest, under Peter Chin's control.

30. Please refer to the last sentence of Item 201(a)(1)(iii) of Regulation S-K and provide the appropriate explanation regarding the absence of an established public trading market or advise.

Item 10. Recent Sales of Unregistered Securities, page 23

31.   We note your response to comment 41. Your response did not fully address all the issues raised in our comment. Please revise to provide the dates of issuance and identify the purchasers. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of Regulation S-K.

32.   We note the reference to "free trading shares" in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to "free trading shares." Also, please define your use of the term "free trading shares."

Description of Registrant's Securities to be Registered, page 23

33.   The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Item 15. Financial Statements and Exhibits, page 26

Consolidated Statement of Operations, page F-4 and F-21

34.   We have reviewed your response to comment 44, and we reissue the comment in its entirety. We note that you have presented all expenses as general and administrative expenses. Please revise to include separate line items for selling expenses and costs of sales.

Consolidated Statement of Cash Flows, page F-22

35.   We note that you intend to address comment 45 in your next amendment. However, our comment requests that you provide us with an explanation regarding the acquisition costs written off in 2006. As such we are reissuing our comment in its entirety. Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in your financial statements.

Note 1 – Organization and Nature of Operations, page F-24

36.   Your revised disclosure refers to both Power-Save Corporation and Power-Save Energy Corp. Please clarify to us, whether these are two separate entities or two names for the same entity.

37.   We have reviewed your responses to comments 46 and 47. We have reviewed your revised disclosure and remain unclear regarding the sequence of events and

the accounting for each. Please provide us with a timeline of the transactions described, using the names of the entities as of the date of the transaction and separately noting name changes, and identify the accounting acquirer in each transaction. Refer to SFAS 141.

38.   We have reviewed your response to comment 48, and we reissue the comment in its entirety. In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

39.   Please tell us how and when you evaluate goodwill for impairment. Tell us how you have determined that goodwill should not be impaired based on recurring losses and the fact that goodwill represents over 50% of your assets. Please provide a detailed analysis. For reference see SFAS 142.

40.   We have reviewed your response to comment 49, and we do not understand how you have responded through your revised disclosure. Your prior disclosure indicates that a percentage of revenue is recognized upon the award of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

41.   We have reviewed your revised disclosure in regard to comment 50. Please tell us what percentage of your revenues is earned from percentage of completion contracts and completed contract method. Also, tell us your basis for using the percentage of completion basis. For reference see SOP 81-1.

42.   We have reviewed your responses to comments 51-53, and we await your next amendment to address our comments related to your convertible preferred stock and debentures.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Marc Applbaum, Esq. (*via facsimile*)